EXHIBIT 12.1
Stewart & Stevenson LLC
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Successor		Predecessor

	Nine Months ended		Year Ended January 31
	November 4,	October 29,
	2006	2005	2006	2005	2004	2003	2002

Fixed Charges
Cash interest expense	$8,013	$119	$193	$191	$362	$215	$608
Amortization of capitalized expenses related to indebtedness	2,012	—	—	—	—	—	—
Estimated interest within rental expense	1,041	697	943	747	798	751	690

Total fixed charges	$11,066	$816	$1,136	$938	$1,160	$965	$1,298
Earnings
Pre-tax earnings from continuing operations	$29,987	$18,851	$25,411	$6,863	$(47,194)	$(11,040)	$7,607
Fixed charges	11,066	816	1,136	938	1,160	965	1,298

Earnings before fixed charges	$41,053	$19,667	$26,547	$7,801	$(46,034)	$(10,075)	$8,905
Ratio of earnings to fixed charges	3.7	24.1	23.4	8.3	(2)	(2)	6.9
Pro forma ratio of earnings to fixed charges(1)	3.7		2.9

(1)     Pro forma ratio of earnings to fixed charges reflects the impact of $1.2 million of incremental depreciation and amortization associated with the Acquisition, along with $11.7 million of incremental interest expense associated with the senior credit facility as if both transactions had occurred on February 1, 2005.
(2)     Earnings for Fiscal 2004 and 2003 were inadequate to cover fixed charges in those periods by $46.0 million and $10.1 million, respectively.